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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2001

Sparkling Spring Water Group Limited

6560 McMillan Way, Vancouver, British Columbia, V6W 1L2 (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.]

Yes	No X

On May 2, 2001, Sparkling Spring Water Group Limited issued a press release announcing an acquisition and entry into the Northwest Washington Market.

Exhibit I	—	Sparkling Spring Water Group Limited press release dated May 2, 2001 announcing acquisition and entry into Northwest Washington Market.

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    Sparkling Spring Water Group Limited

By:

Name:	David M. Arnold
Title:	Vice President Finance, Treasurer

Date: May 14, 2001

Exhibit 1

PRESS RELEASE (For Immediate Release)	May 2, 2001

SPARKLING SPRING WATER GROUP LIMITED ANNOUNCES
ACQUISITION AND ENTRY
INTO NORTHWEST WASHINGTON MARKET

    VANCOUVER, B.C.—Sparkling Spring Water Group Limited ("Sparkling Spring") today announced that it has acquired for cash the assets of the home and office business of CC Beverage (US) Corporation operated under the product name, "Cascade Clear". Cascade Clear operates in Washington State from the City of Everett north to the Canadian border. The Cascade Clear business has a cooler rental base of approximately 7,800 and total customer location base of approximately 9,500. This acquisition increases the total customer location base of Sparkling Spring to over 190,000.

    Dillon Schickli, Sparkling Spring's Chief Financial Officer, stated, "We are pleased to add the Cascade Clear customers to our Washington business. This acquisition moves us to a strong number two position in Washington State with over 25,000 customer locations and further strengthens our leadership position in the Pacific Northwest." Mr. Schickli added, "We continue to look for acquisitions in new markets and in markets where we already operate that will enhance our business growth and improve our long term profitability."

    The Company is financing the acquisition through borrowings under its existing senior bank credit facility. To accommodate the financing of this acquisition the Company has amended its senior bank facility to extend through April 30, 2002, its ability to borrow up to $10 million to fund acquisitions under its acquisition facility. The amendment also deleted principal payments scheduled in October 2001 on the Company's term loan facility. In addition, the Company also announced that it has retired $2.495 million of Senior Subordinated Notes that were contributed by its parent company, Sparkling Spring Water Holdings Limited as additional equity. This retirement reduces the outstanding balance of Senior Subordinated Notes to $81.1 million.

    Sparkling Spring is a leading producer and distributor of bottled water to the home and office segment. The Company does business as "Nature Springs" in England, "Water at Work" in Scotland, "Sparkling Springs" in the Atlantic Provinces of Canada, "Canadian Springs" and "Rocky Mountain Springs" in British Columbia, Canada, "Cool Spring", "Sparta" and "Rocky Mountain Springs" in Alberta, Canada and in the United States, "Cascade Clear", "Cullyspring" and "Crystal Springs" in Washington and "Crystal Springs" in Oregon.

    The statements contained in this release that are not historical facts are forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in such statements. The results could be affected by, among other things, general business conditions, the impact of competition, weather, the seasonality of the Company's business, the ability to obtain financing, the cost or availability of both water from the Company's water sources and fuel required to deliver the Company's products, government regulations, labor relations and currency fluctuations. Investors also should consider other risks and uncertainties described in further detail in documents filed by the Company with the Securities and Exchange Commission.

CONTACT:
 K. Dillon Schickli
c/o C.F. Capital Corporation
970-926-4826
970-926-4827 Fax

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SIGNATURE
SPARKLING SPRING WATER GROUP LIMITED ANNOUNCES ACQUISITION AND ENTRY INTO NORTHWEST WASHINGTON MARKET